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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005	Commission File Number: 0-17227

            ABER DIAMOND CORPORATION
 (Translation of registrant's name into English)

P.O. Box 4569, Station A
                        Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABER DIAMOND CORPORATION (Registrant)
DATED the 7th day of September, 2005.
	By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Corporate Secretary

EXHIBIT INDEX

EXHIBITS	DESCRIPTION OF EXHIBIT
1	Aber Diamond Corporation's News Release dated September 7, 2005 regarding (a) second quarter results of the Corporation for the period ended July 31, 2005; and (b) declaration of quarterly dividend in the amount of $0.25 per share.
2	Aber Diamond Corporation's News Release dated September 7, 2005 regarding the second quarter Management Discussion and Analysis for the period ended July 31, 2005.
3	Aber Diamond Corporation's Code of Ethics and Business Conduct approved by the board of directors on the 25th day of January, 2005.

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SIGNATURES
EXHIBIT INDEX